July 26, 2019

VIA EDGAR

Ms. Alison White
Mr. David Manion
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	Combined Proxy Statement and Registration Statement on Form N-14 on behalf of: American Century Capital Portfolios, Inc. (File No. 333-232415)

Dear Ms. White and Mr. Manion:

Please find below our responses to Ms. White and Mr. Manion’s comments discussed with Giles Walsh, Kathleen Nelson, and Ashley Bergus on July 23, 2019, regarding the Registrant’s combined proxy statement and registration statement on Form N-14 (the “Proxy Statement and Prospectus”) filed June 28, 2019. For your convenience, we restate each of your comments prior to our responses. Unless otherwise defined in this response letter, capitalized terms have the meanings set forth in the Proxy Statement and Prospectus.

1.
Comment: In response to the question “Who will pay for the Reorganization?” include an estimate of the Reorganization cost. Alternatively, consider adding a cross reference to the “Costs of the Reorganization and Solicitation” section.

Response: A cross reference has been added.

2.	Comment: Page 9 - Will there be significant portfolio repositioning as a result of the Reorganization?

Response: Disclosure has been added to the “Portfolio Turnover” section indicating that Capital Value Fund anticipates repositioning certain portfolio securities prior to the Reorganization and that such repositioning will increase the Fund’s portfolio turnover.

3.
Comment: The response to the question “Who will pay for the Reorganization?” says American Century Investment Management, Inc. (“ACIM”) will pay all costs, but the Agreement and Plan of Reorganization in the Appendix says ACIM or its affiliates. Please reconcile these statements.

Response: ACIM or its affiliates will pay the Reorganization expenses. The disclosure has been reconciled as requested. In addition, disclosure has also been added to “Who will

Ms. Alison White
Mr. David Manion
July 26, 2019

pay for the Reorganization?” to clarify that the Funds will pay the transaction costs associated with any repositioning of portfolio securities.

4.
Comment: Consider adding disclosure to the “The Reorganization” section as to why the Board of Directors concluded that the Reorganization was in the best interests of the Capital Value Fund shareholders.

Response: Such disclosure has been added.

5.	Comment: In the “Comparison of Fees of the Funds” section, consider adding that the Value Fund also has a unified management fee.

Response: Such disclosure has been added.

6.	Comment: In the “Cost of the Reorganization and Solicitation” section, clarify who will pay the expenses of the Reorganization.

Response: The disclosure has been revised to clarify that ACIM or its affiliates will pay the Reorganization expenses.

7.	Comment: If there will be significant portfolio repositioning costs, disclose such fact in the “Cost of the Reorganization and Solicitation” section.

Response: The Funds are not expected to incur significant repositioning costs.

8.	Comment: In the “Reasons for the Reorganization” section, clarify what the benefits are to each Fund’s shareholders.

Response: Such disclosure has been added.

9.	Comment: Please provide beneficial ownership for the Value Fund.

Response: Such disclosure has been added.

10.	Comment: In the “Solicitation of Proxies” section, confirm who will pay all expenses associated with the Proxy Statement.

Response: The disclosure has been revised to clarify that ACIM or its affiliates will pay the Reorganization expenses.

11.	Comment: Please correct the definitions of Acquirer/Aquiring Fund and Acquiree/ Acquired Fund in the first paragraph of the Form of Agreement and Plan of Reorganization.

Ms. Alison White
Mr. David Manion
July 26, 2019

Response: Such corrections have been made.

If you have any questions with regard to the above responses, please contact Giles Walsh at giles_walsh@americancentury.com or 816-340-3390.

Sincerely,

/s/ Giles Walsh
Giles Walsh